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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                          BIO-TECHNOLOGY GENERAL CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   090578-10-5
                                 (CUSIP Number)

                             Emanuel J. Adler, Esq.
                              Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5000
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

                               September 13, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement|_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 7 Pages

CUSIP No. 090578-10-5                                          Page 2 of 7 Pages
                                  SCHEDULE 13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     MOSES MARK

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


     N/A

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


     UNITED STATES

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            2,097,129
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             ---
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             2,097,129
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       ---

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,097,129

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.7%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS)
 OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 7 Pages

CUSIP No. 090578-10-5                                          Page 3 of 7 Pages
                                  SCHEDULE 13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     UNITED EQUITIES (COMMODITIES) COMPANY

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


     N/A

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


     NEW YORK

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            1,092,890
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             ---
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             1,092,890
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       ---

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,092,890

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.5%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN, BD


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS)
 OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 3 of 7 Pages

CUSIP No. 090578-10-5                                          Page 4 of 7 Pages
                                  SCHEDULE 13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     MOMAR CORP.

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


     N/A

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


     MARYLAND

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            1,000,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             ---
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             1,000,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       ---

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,000,000

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.2%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO, HC


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS)
 OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 4 of 7 Pages

     This Amendment No. 1 amends and supplements the Schedule 13D, dated October 14, 1994 (the "Schedule 13D"), of Moses Marx, United Equities (Commodities) Company ("United Equities Commodities") and Momar Corp. ("Momar") (the "Reporting Persons"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Bio-Technology General Corp. (the "Company"). Except as modified hereby, there has been no change in the information previously reported in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a)-(b) According to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1996, there were outstanding 44,504,547 shares of Common Stock on August 9, 1996.

Moses Marx

Moses Marx beneficially owns 2,097,129 shares of Common Stock, comprising 4.7% of the issued and outstanding shares of the Common Stock, including (i) 4,239 shares (.0095%) owned directly by Mr. Marx; (ii) 1,092,890 shares (2.5%) owned of record by United Equities Commodities; and (iii) 1,000,000 shares (2.2%) owned of record by Momar, of which, with respect to the shares described in clauses (ii) and (iii), Mr. Marx may be deemed to be a beneficial owner by virtue of his being the only person in a position to determine the investment and voting decisions of United Equities Commodities and Momar with respect to such shares.

Mr. Marx has the sole power to vote and dispose of all such shares.

United Equities Commodities

United Equities Commodities owns 1,092,890 shares of Common Stock, comprising 2.5% of the issued and outstanding shares of the Common Stock.

Momar

Momar owns 1,000,000 shares of Common Stock, comprising 2.2% of the issued and outstanding shares of the Common Stock.



                                Page 5 of 7 Pages

     (c)(i) During the past 60 days, United Equities Commodities made the following sales of shares of Common Stock in open market transactions on the NASDAQ Small Cap Market:

                                   No. of                      Price
           Date                  Shares Sold                 Per share
           ----                  -----------                 ---------

         08/21/96                  80,000                      $8.375
         08/21/96                  20,000                      $8.50
         08/21/96                  20,000                      $8.625
         08/22/96                  25,000                      $8.750
         08/22/96                  25,000                      $8.875
         08/22/96                  25,000                      $9.00
         08/22/96                  25,000                      $9.125
         08/28/96                  25,000                      $9.625


          (ii) On September 13, 1996, United Equities Commodities donated 200,000 shares of Common Stock to Terumah Foundation, a 501(c)(3) tax exempt organization.

          (iii) On September 30, 1996, Mr. Marx was issued 314 shares of Common Stock pursuant to the Company's Stock Compensation Plan.

     Other than as set forth above in Item 5(c), the Reporting Persons have not effected any transactions in the Common Stock in the last 60 days.

     (d) The Reporting Persons affirm that no person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by them.

     (e) On September 13, 1996, the Reporting Persons ceased to be the owners of more than five percent (5%) of the shares of Common Stock of the Company.



                                Page 6 of 7 Pages

                                    SIGNATURE
                                    ---------




     After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 21, 1996


                                           /s/ Moses Marx
                                           ---------------------------
                                           MOSES MARX


                                           UNITED EQUITIES (COMMODITIES) COMPANY


                                           By: /s/ Moses Marx
                                              -------------------------
                                              Moses Marx, General Partner


                                           MOMAR CORP.


                                           By: /s/ Moses Marx
                                              -------------------------
                                              Moses Marx, President


                                Page 7 of 7 Pages